August 29, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Upexi, Inc. Registration Statement on Form S-1 Filed August 11, 2025 File No. 333-289465

To Whom It May Concern:

Upexi, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 26, 2025 regarding the Company’s Registration Statement on Form S-1 filed on August 11, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Prospectus Summary

Our Solana Treasury Strategy, page 3

1.

Please revise to disclose the percentage of the Trust's SOL that is currently staked and that is planned to be staked. Additionally, under an appropriate section of the prospectus, please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

We have revised the Prospectus Summary to include the following disclosure in response to Comment 1:

Our Staking Program

Pursuant to our treasury strategy, we will use our SOL in the treasury to generate a return through various opportunities with the most significant portion being allocated to our Staking Program.  We will utilize several Validators in the Staking Program to reduce our risk with a single Validator and maximize the overall yield from the Staking Program.  We will also dedicate a portion of the SOL in our staking program to utilize smaller Validators to help improve the overall Solana ecosystem.  These Validators are scrutinized through our due diligence program and are initially only given a small amount of SOL for the Company to be able to verify the expected performance and yield, and to ensure that the Validator should be included in our future allocation of SOL to Validators.  Management evaluates the validators on a routine basis around performance, yield, and economics, and makes monthly adjustments on the overall allocation of the SOL in the treasury based on our evaluation.  Currently we have approximately 95% of our SOL treasury staked, and target a similar or higher percentage in the future.

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We maintain possession and control of the SOL when it is staked at all times. Native staking is generally considered a safe activity, as it is done in-protocol (i.e.. is built into Solana itself), and as, unlike other networks, Solana has not implemented “slashing” penalties for validators that either intentionally misbehave or perform their duties poorly. As such, the major risk with staking is that we choose a validator with poor performance who realizes a low staking yield. Additionally, as part of the “activating” and “exiting” processes of SOL staking, any staked SOL will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks that we manage.

Process of Staking

Management has bi-weekly meetings to evaluate treasury operations, including the staking of the Company’s SOL. Based on these meetings, management determines the allocation of the SOL treasury to the Staking Program and determines the amount of allocation to each Validator, ensuring that no single validator has such a large percentage of our stake that it represents concentration risk.

If it is determined to reduce the amount of the SOL dedicated to the Staking Program or it is determine to change the allocation of SOL to a Validator we will initiate an unstaking process and notify the Validator of the change, which effectively reverses the delegation of the SOL from the applicable validator node.

Solana has a cooldown period known as the “deactivation period,” which is the time it takes for the unstaked SOL to become fully liquid. During this period, the tokens are not actively earning rewards, but they are also not yet available for transfer or use. The length of this period can vary based on network conditions but is generally expected to be 48 hours or less. Once the cooldown period is complete, the Company will have complete control over the SOL, including the ability to sell the SOL or transfer it as determined by management.

Liquidity Management

The Company’s staking program involves the temporary loss of the ability to transfer, assign a new Validator or otherwise dispose of the SOL. Under normal conditions, the Company will regain complete control over its unstaked SOL within two days of initiating the unstaking. However, there can be no guarantee that such process will result in the Company regaining complete control of its SOL in time to satisfy its current obligations. We maintain a certain amount of liquid SOL in the treasury and a certain amount of cash to ensure that the Company is able to satisfy its current obligations.

2.

Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for SOL and when you monetize your SOL. Additionally, disclose the percentage of your treasury that is currently invested in SOL and disclose whether you intend to hedge your SOL exposure. If so, please describe your hedging strategy. Further, we note your treasury policy focuses "primarily" on SOL. Please expand to discuss your intentions to acquire other crypto assets.

We have revised the prospectus to include the following disclosure related to the policies and procedures we have in place or intend to adopt that govern when you exchange cash for SOL in response to Comment 2:

How We Purchase or Sell Digital Assets

Our Management team reviews the Company’s short term obligations and excess cash available to dedicate to the Treasury Strategy. When it is determined that the Company has excess cash available to dedicate to the Treasury Strategy we deploy that capital into one of our custodians and through acquisition strategies with the custodians and our asset manager, we acquire the SOL over several days or weeks to maximize the number of SOL that is acquired with the capital deployed. If it was determined that the treasury needed to liquidate part of its SOL, the same process of selling the SOL into the market would be used. The Company has not reduced its treasury or sold any of its SOL staking rewards to date.

We have revised the disclosure as follows:

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Our Solana Treasury Strategy

Early in 2025, we updated and modified our cash management and treasury strategy to include holding digital currency assets directly on our balance sheet. This was a shift from before when we held excess cash primarily in FDIC-insured interest-bearing accounts. The change to adopt this strategy results from our intention to obtain the highest yield on excess cash. Under our new approach, our treasury policy focuses primarily on Solana (“SOL”).  The approach involves applying a public-market treasury model to an asset that is considered earlier in its lifecycle with respect to both development and usage as well as institutional adoption compared to Bitcoin.  Management will focus its resources to this digital asset strategy and a significant portion of the balance sheet will be allocated to holding Solana in the Company’s digital asset treasury.  Currently our treasury is exclusively dedicated to the SOL digital asset and currently we do not intend to dedicate any of the treasury allocated capital to other digital assets.

We will stake the vast majority of the Solana in our treasury to earn a staking yield and turn the treasury into a productive asset.  Currently we are staking approximately 95% of our SOL treasury, and intend to maintain a similar or higher percentage going forward.  We do not hedge our SOL and do not have plans to hedge our SOL in the future.

3.

Please expand to describe the material terms of the Asset Management Agreement between you and GSR Strategies LLC and disclose the agreement under Transactions With Related Persons on page 50, or advise. In this regard, we note Xin Song, the Chief Executive Officer of GSR Strategies LLC, is the beneficial owner of the shares of your common stock held by GSR Growth Investments LP and that such shares represent 6.03 % of your common stock. Refer to Item 404 of Regulation S-K.

We have included the following disclosure regarding the Asset Management Agreement with GSR in the Business  section of the prospectus:

Asset Management Agreement

On April 23, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with GSR Strategies LLC (the “Asset Manager”), pursuant to which the Asset Manager shall provide discretionary investment management services with respect to the Company’s cryptocurrency treasury (the “Account Assets”). According to the Asset Management Agreement, the Asset Manager will invest the Account Assets, including any funds raised in accordance with the funding allocation provided in the Asset Management Agreement, principally with a long-only strategy primarily in Solana, including staking (and restaking0 Solana to improve returns (the “SOL Treasury Strategy”).

The Company shall pay the Asset Manager an asset-based fee (the “Asset-based Fee”) equal to 1.75% per annum, of the assets under the Asset Manager’s management, which shall be calculated and paid in advance as of the first business day of each calendar month, as determined by the Asset Manager in a commercially reasonable manner and in good faith, by reference to, where applicable, available prices on Coinbase as of 12:00 UTC on such day. For any asset prices not available on Coinbase, the Asset Manager shall determine the value of such assets in a commercially reasonable manner and in good faith by reference to reputable industry sources.

As compensation for services rendered by the Asset Manager, the Company issued warrants (the “GSR Warrants”) to the Asset Manager ( to purchase 2,192,982 shares of Common Stock at various prices per share of common stock as follows: (i) 877,193 shares of Common Stock at an exercise price of $2.28 per share of Common Stock; (ii) 438,596 shares of Common Stock at an exercise price of $3.42 per share of Common Stock; (iii) 438,596 shares of Common Stock at an exercise price of $4.56 per share of Common Stock; (iv) 438,597 shares of Common Stock at an exercise price of $5.70 per share of Common Stock.

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The Asset Management Agreement will, unless early terminated in accordance with its terms, continue in effect until the twentieth (20th) anniversary of April 23, 2025. The Asset Management Agreement may be terminated by the Company without cause solely upon a two-thirds majority vote of the Company’s common stockholders to terminate the SOL Treasury Strategy. If the Company terminates the Asset Management Agreement for any other reason other than for cause, the Company shall pay the Asset Manager an early termination fee (the “Termination Fee) in the amount equal or greater of (i) five (5) times the aggregate amount of the management fees paid by the Company to the Asset Manager over the prior ten (10) year period, or (ii) $15 million. The Asset Management Agreement may be terminated for Cause (i) by the Company upon at least thirty (30) days prior written notice to the Asset Manager and (ii) by the Asset Manager upon at least sixty (60) days prior written notice to the Company.

We have included the following disclosure related to GSR and the Asset Management Agreement in the “Transactions With Related Persons” section:

On April 23, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with GSR Strategies LLC (the “Asset Manager”), pursuant to which the Asset Manager shall provide discretionary investment management services with respect to the Company’s cryptocurrency treasury (the “Account Assets”).  The Company shall pay the Asset Manager an asset-based fee (the “Asset-based Fee”) equal to 1.75% per annum, of the assets under the Asset Manager’s management, which shall be calculated and paid in advance as of the first business day of each calendar month, as determined by the Asset Manager in a commercially reasonable manner.  The Company issued warrants (the “GSR Warrants”) to the Asset Manager ( to purchase 2,192,982 shares of Common Stock at various prices per share of common stock as follows: (i) 877,193 shares of Common Stock at an exercise price of $2.28 per share of Common Stock; (ii) 438,596 shares of Common Stock at an exercise price of $3.42 per share of Common Stock; (iii) 438,596 shares of Common Stock at an exercise price of $4.56 per share of Common Stock; (iv) 438,597 shares of Common Stock at an exercise price of $5.70 per share of Common Stock. The Asset Management Agreement will, unless early terminated in accordance with its terms, continue in effect until the twentieth (20th) anniversary of April 23, 2025. The Asset Management Agreement may be terminated by the Company without cause solely upon a two-thirds majority vote of the Company’s common stockholders. If the Company terminates the Asset Management Agreement for any other reason other than for cause, the Company shall pay the Asset Manager an early termination fee (the “Termination Fee) in the amount equal or greater of (i) five (5) times the aggregate amount of the management fees paid by the Company to the Asset Manager over the prior ten (10) year period, or (ii) $15 million. The Asset Management Agreement may be terminated for Cause (i) by the Company upon at least thirty (30) days prior written notice to the Asset Manager and (ii) by the Asset Manager upon at least sixty (60) days prior written notice to the Company.  GSR Growth Investments LP, a related party of the Asset Manager, holds shared voting power over 4,006,210 shares of common stock, or approximately [7.45%], of the Company’s outstanding common stock.

In accordance with a Schedule 13G filed by GSR Growth Investments LP (“GGI”) and discussions with GSR, we have been advised that the prior disclosure related to Xin Song is no longer accurate and we have revised the Footnote 34 to the Selling Stockholder table as related to GGI as follows:

(34)

Holder of Secured Convertible Note. GSR Growth Investments GP is the investment manager of GSR Growth Investments LP (the “Selling Securityholder”) and has voting and investment control of the shares held by the Selling Securityholder. GSR Growth Investments GP has an investment committee which votes collectively to make disposition decisions. No individual has sole discretion to sell these shares or to control/amend the investment committee makeup or powers. The registered address of the Selling Securityholder is 65 Curzon Street London, United Kingdom W1J8PE.

How We Earn Staking Rewards, page 3

4.

Please expand your disclosure to provide a materially complete description of staking on the Solana Network. Without limitation, your disclosure should address, the mechanics of the process, the participants involved, and how awards are determined.

We have revised the prospectus to include the following description of staking on the Solana Network in response to Comment 4:

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SOL and the Solana Network

SOL is a digital asset that is created and transmitted through the operations of the peer-to-peer Solana network (the “Solana blockchain” or “Solana network”), which is a decentralized network of computers operating the implementation of the Solana protocol. While certain entities such as Solana Labs, Inc. (“Solana Labs”) and the Solana Foundation have influence over the Solana network’s development and governance (which was particularly true during the network’s early years), no single entity owns or operates the Solana network, the infrastructure of which is collectively maintained by a decentralized user base. The Solana network allows the creation and exchange of tokens, including SOL, which are recorded on the Solana network. SOL can be used to pay for goods and services, including to send a transaction on the Solana network, or it can be swapped to other tokens or converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms or in individual end-user-to-end-user transactions under a market-based system. Furthermore, the Solana network allows users to write and implement general purpose code known as smart contracts or programs that create decentralized applications, and for users to permissionlessly interact with said decentralized applications.  Using programs, users can create decentralized applications covering a variety of categories and subsectors, including borrow/lend protocols, decentralized exchanges, social applications, web3 gaming, tokenized assets, AI agents, decentralized physical infrastructure networks, and many more.  As such, the Solana network expands blockchain use well beyond just a peer-to-peer money system.

The Solana protocol introduced the proof-of-history timestamping mechanism. Proof-of-history is not a consensus mechanism, but a cryptographic clock that enables greater organization without extensive communication, thereby increasing throughput.  Proof-of-history enables leaders to know when its their turn to produce a block, rather than requiring the entire network to first come to an agreement on the prior block before the leader can begin their work.

In addition to the proof-of-history mechanism, the Solana network uses a proof-of-stake consensus mechanism to incentivize SOL holders to validate transactions. Unlike proof-of-work, in which miners expend computational and energy resources to be the miner to propose a block and receive the block reward,  in proof-of-stake, validators pledge or “stake” coins, perform duties such as proposing or validating blocks, and receive staking rewards generally in proportion to the amount of coins staked.  A validator that performs its duties poorly, whether maliciously or unintentionally, would receive lower or no rewards.  Proof-of-stake is viewed as more energy efficient and scalable than proof-of-work. Together proof-of-history combined with a proof-of-stake consensus model are some of the components on Solana that enable high throughput and low-latency transaction processing.

Overview of the Solana Network

In order to own, transfer or use SOL directly on the Solana network on a peer-to-peer basis (as opposed to through an intermediary, such as a custodian or centralized exchange), a person generally must have internet access to connect to the Solana network and set up a wallet, which is the software that safeguards a user’s keypair (public key plus secret key). SOL transactions may be made directly between end-users without the need for an intermediary. To transact on the Solana network, a user, typically through an application such as a wallet or smart contract, will broad the transaction to the current leader, who will organize the transactions into shards before the network processes and validates such transactions.  Using cryptography and its proof-of-stake consensus mechanism, the Solana network can come to a shared state of the network in a decentralized fashion and without a centralized leader.  Blocks are built on top of prior ones by subsequent leaders, continuing the process.

Prior to transacting on Solana, a user generally must first install on its computer or mobile device a software program that will allow the user to generate a private and public key pair such as a wallet. The wallet also enables the user to connect to the Solana network, interact with decentralized applications, and transfer or swap tokens with other users or applications.

Each user has their own key pair that is stored in such software, like a wallet.  To receive SOL in a peer-to-peer transaction, the SOL recipient must provide its public key to the party initiating the transfer. This activity is analogous to a recipient for a transaction in U.S. dollars providing a routing address in wire instructions to the payor so that cash may be wired to the recipient’s account. The payor approves the transfer to the address provided by the recipient by “signing” a transaction that consists of the recipient’s public key with the private key of the address from where the payor is transferring the SOL. The recipient, however, does not make public or provide to the sender its private key (though the network can still verify the validity of the signature - ie. that it was signed by the holder of the private key – using cryptography).With cold storage our Custodian maintains all of the private keys.

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Neither the recipient nor the sender reveal their private keys in a peer-to-peer transaction because the private key authorizes transfer of the funds in that address to other users. Therefore, if a user loses their private key, the user may permanently lose access to the SOL contained in the associated address. Likewise, SOL is irretrievably lost if the private key associated with them is deleted and no backup has been made. When sending SOL, a user’s Solana network software program must validate the transaction with the sender’s associated private key. In addition, since every computation on the Solana network requires processing power, there is a mandatory transaction fee involved with the transfer that is paid by the payor. The resulting digitally validated transaction is sent by the user’s Solana network software program to the Solana network validators to allow transaction confirmation.

Solana network validators record and confirm transactions when they validate and add blocks of information to the Solana blockchain. When a validator is selected to validate a block, it creates that block, which includes data relating to (i) the verification of newly submitted and accepted transactions and (ii) a reference to the prior block in the Solana blockchain to which the new block is being added. The validator becomes aware of outstanding, unrecorded transaction requests through peer-to-peer data packet transmission and distribution discussed above.

Upon the addition of a block of SOL transactions, the Solana network software program of both the spending party and the receiving party will show confirmation of the transaction on the Solana blockchain and reflect an adjustment to the SOL balance in each party’s Solana network public key, completing the SOL transaction. Once a transaction is confirmed on the Solana blockchain, it is irreversible.

Some SOL transactions are conducted “off-blockchain” and are therefore not recorded on the Solana blockchain. These “off-blockchain transactions” involve the transfer of control over, or ownership of, a specific digital wallet holding SOL or the reallocation of ownership of certain SOL in a pooled-ownership digital wallet, such as a digital wallet owned by a digital asset trading platform. If a transaction takes place through a centralized digital asset exchange or a custodian’s internal books and records, it is not broadcast to the Solana network or recorded on the Solana blockchain. In contrast to on-blockchain transactions, which are publicly recorded on the Solana blockchain, information and data regarding off-blockchain transactions are generally not publicly available. Therefore, off-blockchain transactions are not truly SOL transactions in that they do not involve the transfer of transaction data on the Solana network and do not reflect a movement of SOL between addresses recorded on the Solana blockchain. For these reasons, off-blockchain transactions are not immutable or irreversible as any such transfer of SOL ownership is not cryptographically protected by the protocol behind the Solana network or recorded in, and validated through, the blockchain mechanism.

Since inception, transaction fees on the Solana Network have comprised of a fixed rate of 0.000005 SOL per transaction, plus a variable fee component based on the computation resources used during the transaction. SOL holders can also pay an additional prioritization fee to expedite their transaction.

Validators

In proof-of-stake, validators risk or stake coins to be randomly selected to validate transactions and are rewarded for performing their responsibilities and behaving in accordance with protocol rules. Malfunctions that cause validators to go offline and, in turn, inhibit them from performing their duties can result in financial penalties. Any malicious activity, such as making incorrect attestations or otherwise violating protocol rules results may result in lower rewards or the lost opportunity to gain rewards. The penalty varies depending on the type of offense and correlation to potential offenses by other validators.

Validators are typically professional operations that design and build dedicated machines and data centers, including “clusters,” which are groups of validators that act cohesively and combine their processing to confirm transactions. When a validator confirms a transaction, the validator and any associated stakers receive a fee. During the course of ordering transactions and validating blocks, validators may be able to prioritize certain transactions in return for increased transaction fees, an incentive system known as “Maximal Extractable Value” or “MEV.” For example, in blockchain networks that facilitate DeFi protocols in particular, such as the Solana network, users may attempt to gain an advantage over other users by offering greater transaction fees.

Validators less commonly capture MEV in the Solana network because, unlike the Ethereum network, it does not publicly expose transactions before they are accepted by a validator.

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Staking rewards on the Solana network are determined by the protocol and are distributed to validators and their associated stakers based on the proportion of their stake relative to the total active stake in the network. The rewards are funded by inflationary issuance of new tokens and transaction fees collected on the network. The specific amount each validator and staker receives depends on, among other things, their share of the total stake, the validator’s uptime and performance, and the overall network conditions.

The historical range of staking rewards on the Solana network has varied due to differing levels of network congestion and protocol parameters. The actual annualized reward rate has fluctuated over time, reflecting changes in network activity, inflation rates, and protocol adjustments.

Staking rewards on Solana are distributed at regular intervals. At the end of each epoch, with one epoch being roughly 2 days, the reward is calculated. The reward is automatically distributed at the beginning of the subsequent epoch. This regular reward frequency ensures that participants receive their share of rewards in a timely manner, reflecting their contribution to network security and transaction validation.

Use of Custodians and Storage of SOL Tokens, page 3

5.

Please revise to describe the material terms of your agreements with the custodians, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the SOL, whether any entity is responsible for verifying the existence of the SOL and the insurance coverage of your SOL holdings that the custodians provide. Also, revise your disclosure to address where your third-party custodians are chartered and how they are regulated, and include the agreements with your third-party custodians as exhibits to your registration statement.

We have included the following summary of our agreements with custodians and attached the forms of such agreements with custodians in response to Comment 5:

Storage of Our Digital Assets in our SOL Treasury

The Custodian

The Custodian is responsible for safekeeping all of the SOL owned by the Company.   We maintain multiple Custodians to reduce the risk of a single failure and we plan to expand to additional custodians as our Treasury grows.  The Custodian accounts are all opened by the Company and access is monitored and controlled by the Company.  Our Asset Management Company is given access to the Custodian accounts with established controls to ensure transactions require consensus of a minimum of two individuals when assets are being transferred between wallets and additional controls if an asset of the Treasury is moved out of the Custodians control.  The assets go through the Custodians Trust Company, which maintains its own insurance and is regulated by their respective state where the trust is incorporated in.  We do not use self-storage for any of the SOL treasury assets.

Private keys are generated by the Custodian in key generation ceremonies at secure locations using offline devices that have never been connected to a network. Private keys are generated according to detailed procedures using specialized offline devices and within these secure facilities to mitigate risk of hacks, errors, or other unintended external exposure. Key ceremony processes are highly controlled, require segregation of duties across multiple parties and are reviewed and witnessed by designated oversight personnel. Thorough validations and signoffs are performed to verify the integrity and security of key generation ceremonies.

The Custodian holds a majority of SOL in cold storage and provides a user interface for the Company to manage the allocation of SOL between cold and hot storage for the wallets.  The Company maintains more than 98% of its SOL treasury in cold wallets.

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The Custodian has multiple, redundant cold storage sites, which are geographically distributed including sites within the United States. Cold storage locations of the Custodian are monitored by 24x7 on-site security, video surveillance and alarms, hardened room structures, and access to these facilities is controlled by multi-person controls, multi-team access rules, and multi-factor authentication. The locations of the cold storage sites may change at the discretion of the Custodian and are kept confidential by the Custodian for security purposes. Transactions from cold to hot storage require physical access, according to the above controls, to one or more cold storage facilities, as well as systematically enforced approvals and integrity verifications, before the secure device can be used to cryptographically complete the transaction. At no point during this process is the private key removed from the secure device(s) nor the cold storage facility. Once these security processes have been completed, a transfer on the Solana network can be executed, as signed using the private keys held offline in cold storage.

The Custodian also maintains geographically dispersed backups of private keys, which are cryptographically generated into shards and stored in separate locations; multiple locations must be accessed to reconstruct a single key. The storage facilities are highly secured, and include 24x7 on-premises security presence, video surveillance, and alarms for unexpected entry. Access to facilities is controlled by multi-person controls, multi- team access rules, and multi-factor authentication.

All of our Custodians have SOC type 2 reports that the Company has reviewed and we get regular bridge reports from our Custodians to help ensure the controls are being maintained.  Our Custodians maintain their own insurance policies to cover our loss, which is in addition to the policies that we maintain ourselves.  We currently have two qualified Custodians that we have approved for our treasury use and we are in the process of onboarding a third as part of our risk management process.

The Company is charged for storage fees, staking fees and transaction fees for services specifically requested by the Company or the Asset Management Company.

The significant custodians contract has been filed as an Exhibit

BitGo contract filed as Exhibit Number 10.25

How SOL is Used, page 3

6.	Please expand your disclosure to describe the transaction fees on the Solana Network.

Under the overview of the Solana Network we have added the following information:

Since inception, transaction fees on the Solana Network have comprised of a fixed rate of 0.000005 SOL per transaction, plus a variable fee component based on the computation resources used during the transaction. SOL holders can also pay an additional prioritization fee to expedite their transaction.

Risks Relating to Investing in Solana, page 22

We have included the following Risk Factor in response to Comment 6:

If the digital asset award or transaction fees for recording transactions on the Solana network are not sufficiently high to incentivize validators may demand high transaction fees, which could negatively impact the value of SOL and the value of the Shares.

If the digital asset awards for validating blocks or the transaction fees for recording transactions on the Solana network are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expending validating power to validate blocks and confirmations of transactions on the SOL blockchain could be slowed. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

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Over the past several years, digital asset validating operations have evolved from individual users validating with computer processors, graphics processing units and first-generation application specific integrated circuit machines to “professionalized” validating operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset validating operations are not sufficiently high, digital asset validators are more likely to immediately sell digital assets earned by validating, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price.

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A reduction in the digital assets staked by validators on the Solana network could increase the likelihood of a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtaining control. See “If a malicious actor or botnet obtains control of the validating stake on the Solana network, or otherwise obtains control over the Solana network through its influence over core developers or otherwise, such actor or botnet could manipulate the Solana blockchain, which would adversely affect the value of the Shares or the ability of the Company to operate.”

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Validators have historically accepted relatively low transaction confirmation fees on most digital asset networks. If validators demand higher transaction fees for recording transactions in the Solana blockchain or a software upgrade automatically charges fees for all transactions on the Solana network, the cost of using SOL may increase and the marketplace may be reluctant to accept SOL as a means of payment. Alternatively, validators could collude in an anti-competitive manner to reject low transaction fees on the Solana network and force users to pay higher fees, thus reducing the attractiveness of the Solana network. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect the attractiveness of the Solana network, the value of SOL and the value of the Shares.

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To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Solana blockchain until a block is validated by a validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays or disruptions in the recording of transactions could result in a loss of confidence in the Solana network and could prevent the Company from completing transactions associated with the day-to-day operations of the treasury.

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During the course of the block validation processes, validators exercise the discretion to select bundles of transactions within a block. Beyond the standard block reward and transaction fees, validators have the ability to extract what is known as Maximal Extractable Value (“MEV”) by strategically selecting bundles of transactions during block production to prioritize transactions associated with higher transaction fees and MEV capture. In blockchain networks that facilitate DeFi protocols in particular, such as the Solana network, users may attempt to gain an advantage over other users by offering additional fees to validators for effecting the order or inclusions of transactions within a block. Certain software solutions, such as Jito, have been developed which facilitate validators and other parties in the ecosystem in capturing MEV. The presence of MEV may incentivize associated practices such as sandwich attacks or front-running that can have negative repercussions on DeFi users. A “sandwich attack” involves placing two transactions—one before and one after—a large, detected trade to exploit the resulting price movement. Unlike Ethereum, Solana lacks a public mempool, making it harder to detect pending user transactions. However, validators can choose to run clients like Jito or Paladin, which support MEV strategies that may enable sandwich attacks. For instance, searchers can submit bundles of transactions with precise ordering, allowing them to surround a vulnerable trade if detected. In the context of MEV, “front-running” is said to occur when a user spots an unexecuted transaction and awaiting validation, and then pays a high transaction fee to a validator to have their transaction executed on a priority basis in a manner designed to profit from the pending but unexecuted transaction. Since Solana doesn’t have a public mempool, validators and bots have limited visibility to unexecuted, or pending, transactions. Combined with Solana’s fast block times and parallel execution model, this makes it hard to detect and exploit user trades in real time. However, that doesn’t mean front- running is impossible. If a validator colludes with a bot, for example, it could potentially observe and front-run transactions. By running Jito or similar clients, validators have access to structure MEV systems where searchers submit bundles of ordered transactions to validators through an auction system. Validators select the most profitable bundles (based on transaction fees and MEV capture). Considering searchers determine the ordering through their bundles, front-running is possible. As of 2025, up to 5 transactions can be in a bundle for Jito. The transactions in a bundle must be executed atomically and in sequence, meaning if one transaction fails, the entire bundle does not get processed. Note, these MEV technologies, in this case Jito, can also offer user protections like front-running flags and protected order flow to mitigate risks. MEV may also compromise the predictability of transaction execution, which may deter usage of the network as a whole. Any potential perception of MEV as unfair manipulation may also discourage users and other stakeholders from engaging with DeFi protocols or the Solana network in general. In addition, it’s possible regulators or legislators could enact rules that restrict practices associated with MEV, which could diminish the popularity of the Solana network among users and validators. Any of these or other outcomes related to MEV may adversely affect the value of SOL and the value of the Shares.

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Risks Relating to Investing in Solana, page 18

7.

Please revise your risk factor disclosure to address potential impacts to the price of SOL such as competition from other crypto assets and the level of adoption of SOL relative to other crypto assets.

We have included the following Risk Factors in response to Comment 7:

Competition from central bank digital currencies (“CBDCs”) and emerging payments initiatives involving financial institutions could adversely affect the price of SOL and other digital assets.

Central banks in various countries have introduced digital forms of legal tender (“CBDCs”). China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. Central banks representing at least 130 countries have published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, SOL and other cryptocurrencies as a medium of exchange or store of value. Central banks and other governmental entities have also announced cooperative initiatives and consortia with private sector entities, with the goal of leveraging blockchain and other technology to reduce friction in cross-border and interbank payments and settlement, and commercial banks and other financial institutions have also recently announced a number of initiatives of their own to incorporate new technologies, including blockchain and similar technologies, into their payments and settlement activities, which could compete with, or reduce the demand for, SOL. As a result of any of the foregoing factors, the price of SOL could decrease, which could adversely affect the value of the Company’s Stock Price.

Competition from the emergence or expansion of other digital assets may negatively influence the price of SOL and have an adverse impact on the value of the Shares.

As of June 30, 2025, SOL ranked as the sixth largest digital asset by market capitalization, according to CoinMarketCap.com. SOL encounters competition from a broad spectrum of digital assets, including Bitcoin and Ether. Additionally, numerous consortiums and financial institutions are investing in private or permissioned blockchain platforms rather than open networks such as the Solana Network. SOL is currently supported by fewer trading platforms compared to more established digital assets like Bitcoin and Ether, which may affect its liquidity. The Solana Network also competes directly with other smart contract platforms, including Ethereum, Polkadot, Avalanche, and Cardano. The emergence or growth of alternative digital assets or other smart contract platforms may diminish demand for, and the price of, SOL, thereby adversely affecting the value of the Shares.

Investors have the option to gain exposure to SOL through mechanisms other than the Company’s Shares, such as direct investment in SOL or through other financial vehicles, including securities or products backed by or linked to SOL. Specifically, the Company faces competition from other exchange-traded spot SOL products and similar digital asset vehicles, several of which have pending applications before the SEC or have already secured SEC approval. The Company’s ability to maintain its scale and achieve its intended competitive positioning may depend on various factors, such as its timing relative to competing products and its ability to raise additional capital.

Furthermore, if other financial vehicles tracking SOL constitute a significant portion of overall demand, substantial transactions involving these vehicles or private funds holding SOL could adversely affect the Index Price, NAV, NAV per Share, value of the Shares, Principal Market NAV, and Principal Market NAV per Share. Therefore, there can be no assurance that the Company will be able to preserve its scale or attain its intended competitive position relative to peers, which could negatively affect both the performance of the Company and the value of the Shares.

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We may use the net proceeds from any offering by the Company to purchase additional Solana..., page 20

8.	Please expand this risk factor to provide quantitative information that demonstrates the volatility of SOL.

We have revised the prospectus to include the following information and Risk Factor regarding the volatility of SOL:

Momentum pricing.

The value of a single unit of SOL as represented by the Index may also be subject to momentum pricing due to speculation regarding future appreciation in value, leading to greater volatility that could adversely affect the value of the Shares. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, is impacted by appreciation in value. Momentum pricing may result in speculation regarding future appreciation in the value of digital assets, which inflates prices and leads to increased volatility. As a result, SOL may be more likely to fluctuate in value due to changing investor confidence in future appreciation or depreciation in prices, which could adversely affect the price of SOL, and, in turn, our stock price.

The trading prices of many digital assets, including SOL, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

The trading prices of many digital assets, including SOL, have experienced extreme volatility throughout their existence, including in recent periods and may continue to do so. For instance, following significant increases throughout the majority of 2020, digital asset prices, including SOL, experienced significant volatility throughout 2021 and 2022. This volatility became extreme in November 2022 when FTX Trading Ltd. (“FTX”) halted customer withdrawals. Developments during the last cryptocurrency bear market led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity. Digital asset prices, including SOL, have continued to fluctuate widely through the date of this prospectus. For example, according to Bloomberg, Solana’s 90-day realized volatility has generally ranged from 70-100% over the last several months.

Extreme volatility in the future, including declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. Furthermore, negative perception, a lack of stability and standardized regulation in the digital asset economy may reduce confidence in the digital asset economy and may result in greater volatility in the price of SOL and other digital assets, including a depreciation in value.

Currently, we do not hedge against SOL volatility, as our goal is to benefit shareholders through long-term value appreciation rather than short-term hedging. While we may consider hedging strategies for our treasury or acquisitions in the future, there is no guarantee they will significantly reduce digital asset volatility or increase the treasury's value.

Furthermore, changes in U.S. political leadership and economic policies may create uncertainty that materially affects the price of SOL and the Company’s Share Price. For example, on March 6, 2025, President Trump signed an Executive Order to establish a Strategic Bitcoin Reserve and a United States Digital Asset Stockpile. Pursuant to this Executive Order, the Strategic Bitcoin Reserve will be capitalized with Bitcoin owned by the Department of Treasury that was forfeited as part of criminal or civil asset forfeiture proceedings, and the Secretaries of Treasury and Commerce are authorized to develop budget-neutral strategies for acquiring additional bitcoin, provided that those strategies impose no incremental costs on American taxpayers.

There are numerous companies announcing their intention to build a digital asset treasury and specifically SOL treasury.  This concentration of SOL holdings within a few treasury companies could cause the price of SOL to rapidly decline based on one or more of these treasury companies liquidating their position and could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

There are currently a number of public companies that have announced intentions to accumulate Solana tokens, in addition to certain public companies that have already amassed Solana tokens as part of digital asset treasury strategies. This pool of buyers or potential buyers can significantly affect volume of transactions that would not otherwise exist and lead to concentrations of Solana tokens. The potential effect of such scale is a concentration of holdings that may lead to a wide range of price movements, whether that be increases to the upside or decreases to the downside. We cannot assure stability of prices of Solana tokens and to the extent the market price of our common stock moves in alignment with the price of Solana, we cannot assure stability with respect to the market price of our common stock.

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Incorporation of Certain Documents by Reference, page 58

9.

We note the revisions you made in response to prior comment 2 and we reissue the comment. Please revise your prospectus to remove this section and include all disclosure required by Items 3 through 11 of Form S-1, including all required financial statements, or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. Alternately, file your Form 10-K for the fiscal year ended June 30, 2025, and update accordingly. Refer to General Instruction VII.C. of Form S-1.

We are unable to file the form 10-K for the fiscal year ended June 30, 2025 as the audit is still in progress.  We have alternatively filed the financials statements for the fiscal year end June 30, 2024 and 2023 and the interim financial statements for the three and nine months ended March 31, 2025 and included updates for items 3 through 11.  We have removed the reference to incorporated by reference for the 8K filings and included the material 8K’s as follows in the form S-1/A and included the exhibit or reference to the exhibit.

Summary of Form 8-K filed on April 24, 2025

The Company closed on a $100 million private placement offering on April 20, 2025 for the purchase and sale of 35,970,383 shares of common stock 7,889,266 pre-funded warrants at a share price of $2.28 per share. The Company also entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P., dated April 20, 2025, pursuant to which A.G.P agreed to serve as the exclusive placement agent for the Company in connection with the Offering. Concurrently with the Purchase Agreements and the Placement Agency Agreement, on April 20, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Resale Registration Statement”) providing for the resale of the shares of Common Stock and Pre-Funded Warrant Shares within 30 days of the closing of the Offering, to have such registration statement declared effective with 30 days of the filing date (or 60 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement. Additionally, on April 23, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with GSR Strategies LLC (the “Asset Manager”), pursuant to which the Asset Manager shall provide discretionary investment management services with respect to the Company’s cryptocurrency treasury (the “Account Assets”). According to the Asset Management Agreement, the Asset Manager will invest the Account Assets, including any funds raised in accordance with the funding allocation provided in the Asset Management Agreement, principally with a long-only strategy primarily in Solana, including staking (and restaking Solana to improve returns (the “SOL Treasury Strategy”).

Summary of Form 8-K filed on May 28, 2025

On May 23, 2025, the Company entered into a credit facility with BitGo Prime, LLC (“BitGo”).  Pursuant to a Master Loan Agreement (the “Agreement”) the Company may borrow up to $20,000,000 of Digital Currency or United States Dollars with interest at the rate of 11.5% per year.  The term of the credit facility is for one year and is renewable for successive one year options. Each individual loan under the facility is negotiable as to the amount, term prepayment or recall (payment demand).  The loans shall be collateralized by the Company’s treasury assets, already held at BitGo, the initial availability is based on 260% collateral level and a margin call level of 175%.  There are no requirements or fees for non-use of the credit facility and the facility can be increased in the future based on the value of the assets BitGo is the custodian of for the Company.  The Company plans to use any funds from the credit facility as short term capital for the purchase of additional SOL tokens.

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Summary of Form 8-K filed on July 16, 2025

On July 11, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain investors (the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “Equity Offering”) 12,457,186 shares of common stock, par value $0.001 per share (the “Common Stock”), at an offering price of $4.00 per share (and at a price of $4.94 per share for certain members of the Company's Management and Board of Directors). The Equity Offering closed on July 14, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company. The Company also entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P., dated July 11, 2025, pursuant to which A.G.P agreed to serve as the exclusive placement agent for the Company in connection with the Equity Offering. Concurrently with the Purchase Agreements and the Placement Agency Agreement, on July 11, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Resale Registration Statement”) providing for the resale of the shares of Common Stock within 15 days of the closing of the Equity Offering, to have such registration statement declared effective with 30 days of the filing date (or 60 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement.

Summary of Form 8-K filed on July 18, 2025

On July 16, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain investors (the “Purchasers”) and a designated collateral agent (the “Agent”), pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “Note Offering”) secured convertible notes (the “Notes”) in exchange for locked and spot Solana in the aggregate, original principal amount of $151,169,169. Also on July 16, 2025, the Company and the Agent entered into a Security Agreement (the “Security Agreement”), pursuant to which the Notes are secured by a first-priority lien on the Company’s “Digital Asset Account,” which holds all of the Company’s Solana and other cryptocurrencies and collateral acquired after the closing date and all such successor accounts, the proceeds of such accounts and information related to the account. Concurrently with the Purchase Agreements, on July 16, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement (the “Registration Statement”) providing for the resale of the Conversion Shares within 30 days of the closing of the Note Offering, to have such registration statement declared effective with 60 days of the filing date (or 75 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement.

Summary of Form 8-K filed on July 25, 2025

On July 25, 2025, Upexi, Inc. a Delaware corporation (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with A.G.P./Alliance Global Partners (the “Investor”), pursuant to which the Company shall have the right, but not the obligation, to direct the Investor to purchase the lesser of (i) $500,000,000 (the “Total Commitment Amount’) or (ii) the Exchange Cap, which shall be the number of shares not to exceed 19.99% of the Company’s shares of common stock, par value $0.00001 per share (“Common Stock”), outstanding on July 25, 2025, unless the Company’s stockholders have approved the issuance of Common Stock in excess of the Exchange Cap, upon satisfaction of certain terms and conditions contained in the Purchase Agreement, including, but not limited to, an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The Company, under its right but not obligation, may issue and sell to the Investor common stock under dollar volume-weighted average price (“VWAP”) orders or Intraday VWAP orders for such orders multiplied by 95%. Concurrent with the Purchase Agreement, on July 25, 2025, the Company and the Investor entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Resale Registration Statement”) providing for the resale of the shares of Common Stock that may be purchased by the Investor pursuant to the Purchase Agreement within 30 days of execution of the Registration Rights Agreement and to have such Resale Registration Statement declared effective with 60 days of the filing date, and to maintain the effectiveness of such Resale Registration Statement.

Summary of Form 8-K filed on August 26, 2025

On August 25, 2025, Upexi, Inc. the Company and Purchasers came to an agreement to amend that certain Securities Purchase Agreement, dated as of July 11, 2025 (the “Securities Purchase Agreement”), to 1) provide for the Purchasers to grant a one-time waiver from compliance with the provisions of Section 4.12 of the Securities Purchase Agreement; 2) amend and restate the definition of “Exempt Issuance” in Section 1.1 of the Securities Purchase Agreement; and 3) require the Company to issue to each Purchaser a greenshoe instrument to purchase up to a number of shares of the Company’s Common Stock equal to 25% of such Purchaser’s initial Subscription Amount under the Securities Purchase Agreement.

We determined that the following were not material and not included in the S-1/A filing:

August 1, 2025.  July 17, 2025, July 14, 2025, July 9, 2025, June 26, 2025, June 20, 2025, June 20, 2025, June 16, 2025, June 9, 2025, May 30, 2025, May 23, 2025,  May 16, 2025, May 13, 2025, May 7, 2025 April 21, 2025, April 25, 2025, March 5, 2025, March 4, 2025, February 7, 2025, January 27, 2025, January 24, 2025, December 23, 2024.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Peter Campitiello at pcampitiello@lucbro.com or by telephone at (732) 395-4517 or Andrew Norstrud, our CFO at andrew@upexi.com.

Very truly yours,

UPEXI, INC.

By:	/s/ Allan Marshall
Name:	Allan Marshall
Title:	Chief Executive Officer

cc:	Peter Campitiello, Esq.

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